   

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 29, 2003

CAMBIOR INC. AND ARIANE GOLD CORP.
REPORT ON PROGRESS TO COMBINE COMPANIES

Cambior Inc. ("Cambior") and Ariane Gold Corp. ("Ariane") announce the signing, yesterday, of a formal merger agreement. Details of the proposed transaction were announced on September 26, 2003.

Ariane plans to hold a shareholder meeting on November 26, 2003 in Montreal at the Fairmont Queen Elizabeth Hotel at 11:00 a.m. to consider and, if deemed advisable, to approve the amalgamation pursuant to which each Ariane shareholder will become a shareholder of Cambior. If the amalgamation is approved by the shareholders and the applicable conditions to its completion are satisfied, each Ariane common share will be exchanged for 0.3436 of a Cambior common share (which represents one common share of Cambior for every 2.91 common shares of Ariane). The information circular in respect of the Ariane shareholder meeting is scheduled to be mailed to the registered shareholders on or around November 4, 2003.

Westwind Partners Inc. provided to the Board of Directors of Ariane a fairness opinion concluding that the amalgamation is fair, from a financial point of view, to the shareholders of Ariane.

Ariane and Cambior are pleased to also announce that the French authorities have consented to the proposed amalgamation.

Completion of the amalgamation is subject to the usual terms and conditions for such a transaction including, but not limited to, the approval of the amalgamation by two thirds of the votes cast at the meeting of the shareholders of Ariane. The merger transaction is scheduled to close during the fourth quarter of 2003.

Ariane's principal asset is the Camp Caiman gold project located in French Guiana, South America. The merger will bring Cambior's development and operating expertise to Ariane's Camp Caiman project as Cambior intends to continue an exploration program to increase Camp Caiman's mineral resources and prepare a final feasibility study and Environmental Impact Assessment (EIA) within the next year.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX. Additional information on the Company is available on its web site at www.cambior.com.

Ariane Gold Corp. is a gold exploration company with projects in South America. Ariane's shares trade on the Toronto Scotk Exchange (TSX) under the symbol "AGD". Additional information and previous press releases can be downloaded from its web site at www.ariane.gold.com.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the closing of the merger transaction, the anticipated benefits of this transaction for Cambior, Ariane Gold and their respective shareholders, and Cambior's plans for the Camp Caiman project, including the completion of a feasibility study (with the EIA). Forward-looking statements express, as at the date of this press release, Cambior and Ariane plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing and other risks referred to in Cambior's and in Ariane Gold's respective 2002 Annual Information Forms filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (as regards Cambior only), as well as the Toronto Stock Exchange and the American Stock Exchange (as regards Cambior only).

For additional information, please contact:

CAMBIOR INC.	**ARIANE GOLD CORP.**
Robert LaVallière	James Crombie
Manager – Investor Relations	President & CEO
Tel. : (450) 677-2699	Tel.: (450) 677-2585
Fax : (450) 677-3382	Fax: (450) 677-2601
E-mail: info@cambior.com	Email : james_crombie@arianegold.com
Web site: www.cambior.com	Web site: www.arianegold.com
CP-2003-40	